FORM 51‐102F3

MATERIAL CHANGE REPORT

Item 1 Name and Address of Company

HIVE Blockchain Technologies Ltd.

555 Burrard Street
Vancouver, British Columbia
Canada V7X 1M8

Item 2 Date of Material Change

December 24, 2020.

Item 3 News Release

The press release attached as Schedule “A” was disseminated on December 24, 2020.

Item 4 Summary of Material Change

The material change is described in the press release attached as Schedule “A”.

Item 5 Full Description of Material Change

The material change is described in the press release attached as Schedule “A”.

Item 6 Reliance of subsection 7.1(2) of National Instrument 51‐102

Not applicable.

Item 7 Omitted Information

Not applicable.

Item 8 Executive Officer

Inquiries in respect of the material change referred to herein may be made to Darcy Daubaras, Chief Financial Officer, T: 604‐664‐1078.

Item 9 Date of Report

December 24, 2020.

Schedule "A"

HIVE BLOCKCHAIN TECHNOLOGIES LTD.

December 24, 2020

HIVE Blockchain Announces Private Placement of Convertible Debentures

Vancouver, Canada – HIVE Blockchain Technologies Ltd. (TSX.V:HIVE) (OTCQX:HVBTF) (FSE:HBF) (the “Company” or “HIVE”) is pleased to announce, subject to regulatory approval, that it intends to complete a non-brokered private placement (the “Transaction”) of unsecured debentures (the “Debentures”), for aggregate gross proceeds of USD$15,000,000 with U.S. Global Investors, Inc. (“U.S. Global”).

The Debentures will mature on the date that is 60 months from the date of issuance, bearing interest at a rate of 8% per annum. The Debentures will be issued at par, with each Debenture being redeemable by HIVE at any time, and convertible at the option of the holder into common shares (each, a “Share”) in the capital of the Company at a conversion price of CAD$3.00 per Share. Interest will be payable monthly and principal will be payable quarterly. In addition, U.S. Global will be issued 5.0 million common share purchase warrants (the “Warrants”). Each whole Warrant will entitle U.S. Global to acquire one common at an exercise price of CAD$3.00 per Share for a period of three years from closing.

The Company intends to use the proceeds from the Transaction for general corporate purposes and working capital.

Mr. Frank Holmes, Interim Executive Chairman of HIVE, commented, “The Transaction is an excellent opportunity for HIVE to enhance liquidity, maintain momentum and deploy capital into additional miners and infrastructure. U.S. Global has recently sold shares of HIVE in order to redeploy capital back into HIVE. No shares have been sold by me personally. The purchase of an 8% debt instrument by U.S. Global is consistent with its investment criteria and assists HIVE by providing working capital for its growth strategy. The financing is being completed without the usual 6% broker fees, and the cost of capital is much less than the 16% cost of capital associated with leasing equipment for crypto mining.”

The issuance of the Debentures is subject to TSX Venture Exchange approval and is expected to close on or about December 31, 2020.

The issuance of the Debentures to U.S. Global Investors, Inc. is considered a related party transaction within the meaning of TSXV Policy 5.9 and Multilateral Instrument 61-101 Protection of Minority Security Holders in Special Transactions (“MI 61-101”) as Frank Holmes, Interim Executive Chairman of HIVE is a director, officer and controlling shareholder of U.S. Global Investors, Inc. HIVE intends to rely on the exemptions from the formal valuation and minority approval in sections 5.5(b) and 5.7(1)(a) of MI 61-101 in respect of the Company not listed on specific markets and the Transaction fair market value not exceeding 25% of the Company’s market capitalization. The Transaction was approved by the independent directors of HIVE and U.S. Global Investors, Inc.

The Company expects to file a material change report in respect of the related party transaction less than twenty-one days prior to the closing of the Transaction, which the Company deems reasonable in the circumstances as the details of the Transaction and the participation by U.S. Global Investors, Inc. were not settled until shortly before the expected closing of the Transaction and the Company wished to complete the Transaction in an expeditious manner.

About HIVE Blockchain Technologies Ltd.

HIVE Blockchain Technologies Ltd. is a growth oriented, TSX.V-listed company building a bridge from the blockchain sector to traditional capital markets. HIVE owns state-of-the-art green energy-powered data centre facilities in Canada, Sweden, and Iceland which produce newly minted digital currencies like Bitcoin and Ethereum continuously on the cloud. Our deployments provide shareholders with exposure to the operating margins of digital currency mining as well as a portfolio of crypto-coins.

For more information and to register to HIVE’s mailing list, please visit www.HIVEblockchain.com. Follow @HIVEblockchain on Twitter and subscribe to HIVE’s YouTube channel.

On Behalf of HIVE Blockchain Technologies Ltd.

“Frank Holmes”

Interim Executive Chairman

For further information please contact:

Frank Holmes

Tel: (604) 664-1078

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this news release.

Forward-Looking Information

Except for the statements of historical fact, this news release contains “forward-looking information” within the meaning of the applicable Canadian securities legislation that is based on expectations, estimates and projections as at the date of this news release. The information in this news release about future plans and objectives of the Company, are forward-looking information; and the intentions, plans and future actions of the Company, including the intention to complete the Offering and the expected expenditure of the proceeds of the Offering, and the Company’s objectives, goals or future plans as well as the Company’s ability to successfully mine digital currency, the construction and operation of expanded blockchain infrastructure, and the regulatory environment of cryptocurrency in the United States and other jurisdictions where the Company may operate.

This forward-looking information is based on reasonable assumptions and estimates of management of the Company at the time it was made, and involves known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking information. Such factors include, among others: the COVID 19 crisis; the transaction described in this news release may not occur on the terms as proposed and described herein or at all and, if such transaction is completed, the cryptocurrency operation may not meet expected performance levels for one or more reasons; the proposed transaction may not have a positive impact on HIVE’s revenues, or gross mining margin; the impact of new electrical power rates which could impair profitability and operating performance; the operation of the acquired assets may not occur as currently planned, or at all; expansion may not materialize as currently anticipated, or at all; the digital currency market; the ability to successfully mine digital currency; revenue may not increase as currently anticipated, or at all; it may not be possible to profitably liquidate the current digital currency inventory, or at all; a decline in digital currency prices may have a significant negative impact on operations; the volatility of digital currency prices; the Company may never realize more efficient operations, a lower cost structure, or greater flexibility in operation; risks relating to the global economic climate; dilution; and other related risks as more fully set out in the Management’s Discussion and Analysis of Financial Condition and Results of Operations for the year ended March 31, 2020, and other documents disclosed under the Company’s filings at www.sedar.com. The Company has also assumed that no significant events occur outside of the Company’s normal course of business. Although the Company has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking information. The Company undertakes no obligation to revise or update any forward -looking information other than as required by law.